SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For: January 27, 2010

                               BONSO ELECTRONICS
                               INTERNATIONAL INC.
                               ------------------
                 (Translation of Registrant's name into English)



                        Unit 1915-1916, 19/F, Delta House
                           3 On Yiu Street, Shek Mun,
                                Shatin, Hong Kong
                                -----------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F [X]           Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes [ ]                 No [X]

                                TABLE OF CONTENTS
      REPORT FOR THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 2009 ON FORM 6-K


                                                                           Page
                                                                          ------

Consolidated Financial Statements

Unaudited Consolidated Balance Sheet as of September 30, 2009 and
    Audited Consolidated Balance Sheet as of March 31, 2009                 3

Unaudited Consolidated Statements of Income and                             5
    Comprehensive Income for the Six-Month Periods
    Ended September 30, 2009 and 2008

Management's Discussion and Analysis of Financial Condition                 6
    and Results of Operations

Liquidity and Capital Resources                                             8

Stock Repurchase Program                                                    9

Signature                                                                   9

Exhibits

99.1  Press Release Disclosing Six Months Result dated January 27, 2010










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                      BONSO ELECTRONICS INTERNATIONAL INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)

                                                       September 30,     March 31,
                                                            2009           2009
                                                            ----           ----
                                                         (Unaudited)    (Audited)
Assets

Current assets
Cash and cash equivalents                                10,710,000      8,043,535
Trade receivables, net                                    1,047,365      1,084,756
Inventories, net                                          5,952,225      6,284,293
Income tax recoverable                                    1,091,550        987,449
Other receivables, deposits and prepayments               1,705,548        837,191
Held-to-maturity investments                                   --        1,000,000
Current assets of discontinued operations                   771,244      3,813,697
                                                        -----------    -----------
Total current assets                                     21,277,932     22,050,921
                                                        -----------    -----------

Brand name and other intangible assets net                3,990,350      4,008,147
Property, plant and equipment, net                        2,304,789      3,374,253
Non-current assets of discontinued operations                 6,310          5,704
                                                        -----------    -----------
Total assets                                             27,579,381     29,439,025
                                                        ===========    ===========
Liabilities and shareholders' equity

Current liabilities
Bank overdraft - secured                                       --          385,514
Notes payable                                             2,630,330      1,361,787
Accounts payable                                          4,201,029      3,103,502
Accrued charges and deposits                              2,097,775      2,004,841


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Income tax liabilities                                       24,423          6,888
Current portion of long-term debt and capital lease
obligations                                                 114,337        130,201
Current liabilities of discontinued operations            3,307,414      5,787,099
                                                        -----------    -----------
Total current liabilities                                12,375,308     12,779,832
                                                        -----------    -----------
Capital lease obligations, net of current portion              --           51,971
Income tax liabilities                                    2,595,135      2,595,135
Deferred income tax liabilities                              14,162         14,162
                                                        -----------    -----------
Total liabilities                                        14,984,605     15,441,100
                                                        -----------    -----------
Shareholders' equity

Preferred stock par value $0.01 per share
  - authorized shares - 10,000,000
  - issued and outstanding shares: September 30, 2009
    and March 31, 2009                                         --             --
Common stock par value $0.003 per share
  - authorized shares 23,333,334                               --             --
  - issued and outstanding shares: September 30, 2009
    and March 31, 2009 - 5,577,639                           16,729         16,729
Additional paid-in capital                               21,764,788     21,764,788
Treasury stock                                           (1,462,325)    (1,462,325)
Retained earnings                                        (9,687,721)    (8,714,233)
Accumulated other comprehensive income                    1,963,305      2,392,966
                                                        -----------    -----------
Total equity                                             12,594,776     13,997,925
                                                        -----------    -----------
Total liabilities and shareholder's equity               27,579,381     29,439,025
                                                        ===========    ===========









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

                      BONSO ELECTRONICS INTERNATIONAL INC.
                          CONSOLIDATED INCOME STATEMENT
                          (In Thousand of U.S. Dollars)

                                                     Six months ended September 30
                                                     -----------------------------
                                                          2009          2008
                                                          ----          ----
                                                       (Unaudited)   (Unaudited)

Net sales                                                  14,877        22,405
Cost of sales                                             (12,976)      (18,839)
                                                       ----------    ----------
Gross margin                                                1,901         3,566

Selling expenses                                             (338)         (360)
Salaries and related costs                                 (1,237)       (1,279)
Research and development expenses                            (255)         (291)
Administration and general expenses                          (821)       (1,072)
                                                       ----------    ----------
Income from operations                                       (750)          564
Interest income                                                97            62
Other income                                                   73            29
Interest expenses                                             (35)          (27)
Foreign exchange gains \ (loss)                               (51)          (55)
                                                       ----------    ----------
Income/(loss) before income taxes                            (666)          573
Income tax expense                                           --              (3)
                                                       ----------    ----------
Net income/(loss) from continuing operations                 (666)          570
(Loss)/gain from discontinued operations, net of tax         (307)         (126)
                                                       ----------    ----------
Net income/(loss)                                            (973)          444
                                                       ==========    ==========
Earnings per share (in U.S.Dollars per share)
 Basic                                                      (0.17)        (0.08)
 Diluted                                                    (0.17)        (0.08)

Weighted average shares (Basic)                         5,577,639     5,577,639
Adjusted weighted average shares (diluted)              5,577,639     5,577,639


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Management's Discussion and Analysis of Financial Condition and Results of
Operations

Overview

     During the six month period ended September 30, 2009, our net sales decreased. The primary reason for the decrease in net sales was the Company's decision to reduce orders for telecommunication products with low profit margins and a decline in orders for our scales.

     We have instituted cost saving activities to reduce our overall expenses. In accordance with the reduction in orders for telecommunication products, we had less research and development expenses and salaries recorded for the telecommunication segment in the six-month period ended September 30, 2009, compared to the six month period ended September 30, 2008. The Company also reduced the accounting expenses for audit and internal control evaluation during the six-month period ended September 30, 2009, as compared to the six-month period ended September 30, 2008.

     Effective November 1, 2008, the Company disposed of its entire interests in Gram Precision Scales Inc. ("Gram") to a third party for $1. As stipulated in the agreement, the Company agreed to forfeit an amount receivable from Gram of approximately $5,000,000, except for $1,700,000, for which monthly payments of $10,000 were to be paid to the Company in the six months from December 2008 to May 2009, and monthly payments of $20,000 were to be paid from June 2009 until the full amount of $1,700,000 was repaid. To date, all payments have been made.

     On March 31, 2009, the Company's German subsidiary, Korona Haushaltswaren GmbH & Co. KG ("Korona"), sold its assets (accounts receivable, inventories, toolings and intellectual property rights) to a third party. Korona has had no operations since April 1, 2009 and is now in the liquidation process.

     Gram and Korona are reflected in this Form 6-K as discontinued operations.


Results of Operations

Six Month Period ended September 30, 2009 compared to the Six Month period ended September 30, 2008

     Net Sales. During the six-month period ended September 30, 2009, our sales decreased 33.6% or approximately $7,528,000 from approximately $22,405,000 for the six-month period ended September 30, 2008 to approximately $14,877,000. The decreased sales were primarily the result of a decrease in sales for our telecommunications products and scales products. Sales from our telecommunications products decreased by approximately $4,869,000 from approximately $6,848,000 for the period ended September 30, 2008 to approximately $1,979,000 for the period ended September 30, 2009. Sales from our scales products decreased by approximately $2,659,000 from approximately $15,557,000 for the six-month period ended September 30, 2008 to approximately $12,898,000 for the six-month period ended September 30, 2009.

     Cost of Sales. During the six-month period ended September 30, 2009, cost of sales decreased to approximately $12,976,000 from approximately $18,839,000 during the six-month period ended September 30, 2008, a decrease of approximately $5,863,000 or 31.1%. As a percentage of sales, the cost of sales increased from 84.1% to 87.2%.

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     Gross Margin. As a result, gross margin as a percentage of revenue decreased to 12.8% during the six-month period ended September 30, 2009 as compared to 15.9% during the same period in the prior year.

     Selling Expenses. Selling expenses decreased by 6.1% or approximately $22,000 from approximately $360,000 for the six-month period ended September 30, 2008 to approximately $338,000 for the six-month period ended September 30, 2009. The decrease was primarily the result of decreased shipment of products due to reduced sales orders and our efforts to control costs. As a percentage of sales, selling expenses increased from 1.6% to 2.3%.

     Salaries And Related Costs. Salaries and related costs decreased by 3.2% or approximately $42,000 from approximately $1,279,000 for the six-month period ended September 30, 2008 to approximately $1,237,000 for the six-month period ended September 30, 2098. This decrease was due to a reduction in employees in our telecommunication manufacturing operations because of the Company's actions to decrease low margin orders.

     Research And Development. Research and development expenses decreased by 12.4% or approximately $36,000 from approximately $291,000 for the six-month period ended September 30, 2008 to approximately $255,000 for the six-month period ended September 30, 2009. The decrease was primarily due to the reduction in engineers and resources required for the telecommunication manufacturing operations because of the Company's intention to decrease low margin orders.

     Administration And General Expenses. Administration and general expenses decreased by 23.4% or approximately $251,000 from approximately $1,072,000 for the six-month period ended September 30, 2008 to approximately $821,000 for the six-month period ended September 30, 2009. This decrease was primarily the result of decreased accounting expenses and bank charges.

     Income From Operations. As a result of the above changes, loss from operations was approximately $750,000 for the six-month period ended September 30, 2009, compared to income from operations of approximately $564,000 for the six-month period ended September 30, 2008, a decrease of approximately $1,314,000. This decrease resulted from our decision to reduce low margin manufacturing of telecommunications products and the decline in orders for our scales.

     Interest Income. Interest income increased by 56.5% from approximately $62,000 for the six-month period ended September 30, 2008 to approximately $97,000 for the six-month period ended September 30, 2009. This increase was primarily the result of an interest gained from an investment that matured during the six-month period ended September 30, 2009.

     Other Income. Other income increased 151.7% from approximately $29,000 for the six-month period ended September 30, 2008 to approximately $73,000 for the six-month period ended September 30, 2009. The increase was primarily due to the receipt of $70,000 in payments from the sale of Gram to a third party effective November 2008.

     Interest Expenses. Interest expenses increased 29.6% from approximately $27,000 for the six-month period ended September 30, 2008 to approximately $35,000 for the six-month period ended September 30, 2009. The increase of interest expenses was the result of the increased utilization of the Company's banking facilities.

                                       7
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     Foreign Exchange Gains/(Loss). Foreign exchange gain/(loss) decreased 7.3%
or approximately $4,000 from a loss of approximately $55,000 for the six-month period ended September 30, 2008 to a loss of approximately $51,000 for the six-month period ended September 30, 2009. The decreased loss was primarily attributable to the reduced movement of the Chinese Yuan against the United States Dollar during the six-month period ended September 30, 2009.

     Income Tax Expense. Income tax expense decreased from approximately $3,000 for the six-month period ended September 30, 2008 to approximately $0 for the six-month period ended September 30, 2009. This decrease resulted from the fact that the Company had no taxable income for the six-month period ended September 30, 2009.

     (Loss)/Gain From Discontinued Operations, Net of Tax. Loss from discontinued operations increased 143.7% or approximately $181,000 from approximately $126,000 for the six-month period ended September 30, 2008 to approximately $307,000 for the six-month period ended September 30, 2009. The increase occurred because no revenue was generated during the six-month period ended September 30, 2009 due to the liquidation process of the discontinued subsidiaries.

     Net Income/(Loss). As a result of the above changes, net loss increased from an income of approximately $444,000 for the six-month period ended September 30, 2008 to a net loss of approximately $973,000 for the six-month period ended September 30, 2009, an aggregate reduction in net income of approximately $1,417,000.

Liquidity and Capital Resources

     We have financed our growth and cash needs to date primarily from internally generated funds and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities and to fund increases in inventory.

     As of September 30, 2009 we had $10,710,000 in cash and cash equivalents as compared to $8,043,535 as of March 31, 2009. Working capital at September 30, 2009 was $8,902,624 compared to $9,271,089 at March 31, 2009.

     We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the foreseeable future.

Construction of Manufacturing Facility

     In 2006, Bonso acquired approximately 150,000 square meters of land in XinXing, in the western part of Guangdong province, approximately a 3 hour drive from our existing factory in Shenzhen, in order to develop a new manufacturing facility. The construction of the first phase of the factory started in July 2009 and we expect the construction of the first phase to be complete in approximately 2 years. We expect the new factory to boost our total production capacity, and we believe we will reduce our labor costs and overhead with this new factory because it is located in a rural area in Guangdong province.

                                       8
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Stock Repurchase Program

     On September 19, 2007, the Company's Board of Directors authorized a new program (the "New Share Repurchase Program") for the Company to repurchase up to $1,500,000 of its common stock. The New Share Repurchase Program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. During the six months ended September 30, 2009, the Company has not purchased any shares of its common stock under the New Share Repurchase Program and the Company may, from time to time, repurchase shares of its Common Stock under this program. The Company had previously authorized a program for the Company to repurchase up to $1,500,000 of its common stock and under this plan, had purchased 330,736 shares valued at $1,462,325. This authorization to repurchase shares under the New Share Repurchase Program increases the aggregate amount available for repurchase under the New Share Repurchase Program and the previous program to $1,537,675.

Exhibits

     99.1    Press Release dated January 27, 2010


                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           BONSO ELECTRONICS INTERNATIONAL, INC.
                                           (Registrant)



Date:  January 27, 2010                    By: /s/ Albert So
                                              -------------
                                              Albert So, Chief Financial Officer
                                              and Secretary






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